April 28, 2005
Mail Stop 0305

Via U.S. Mail and Facsimile

Stephen C. Travis
Director of Finance
EACO Corporation
2113 Florida Boulevard
Neptune Beach, Florida 32266

RE:	EACO Corporation (the "Company")
	Form 10-K for the fiscal year ended December 29, 2004
	File No. 0-14311

Dear Mr. Travis:

Based upon an examination restricted solely to considerations of the
Financial Statements, Management`s Discussion and Analysis, and Selected Financial Data, the staff has the following comments on the above-referenced documents. We think you should revise all future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.



Annual Report for the fiscal year ended December 29, 2004

Management`s Discussion and Analysis
- Results of Operations
- 2004 Compared to 2003, page 7

1. Please explain to us and revise your significant accounting policies in future filings to disclose in detail how you account for purchases of marketable securities using margin debt within your consolidated financial statements. Your response should include the balance sheet and income statement accounts that are affected and the journal entries used to record these types of transactions. Also, tell us the specific accounting guidance, if any, which supports your treatment and why you believe it is appropriate. Describe the circumstances under which you use debt margin and the specific risks and returns that you evaluate prior to entering into a debt margin transaction. We may have further comment upon receipt of your response.

Financial Statements

Consolidated Statements of Operations, page 16

2. We note that you present undeclared cumulative preferred stock dividends of $19,100 for the fiscal year ended December 29, 2004 on the face of your consolidated statement of operations. Please explain the reason(s) why there are amounts reflected as "preferred stock dividends paid" of $6,500 in your consolidated financial statements (refer to your consolidated statements of cash flows on page 19), when it does not appear that preferred stock dividends have been declared as of December 29, 2004. Provide us with a reconciliation of the amounts. Similarly revise your notes in future filings to include an explanation of the differences between the amounts in your statements of operations and consolidated statements of shareholders` equity and cash flows.

Consolidated Statements of Cash Flows, page 19

3. We note that you reflect "loss on disposition of assets held for sale and other property" within operating activities of your statements of cash flows in the amount of $29,000 for the fiscal year ended December 29, 2004. However, we also note that you disclose in your MD&A section on page 12 that you recognized a net gain on the sale of property related to the four restaurants sold in the amount of $62,700. Please reconcile and explain to us why these amounts do not agree. Also, revise future filings to similarly disclose this information.

4. We note that you present "principal receipts on mortgages receivable" within investing activities in your statements of cash flows. However, we note little, if any, information describing these amounts in your financial statements or elsewhere in the filing. In this regard, please tell us and revise your footnotes in future filings to explain in detail the nature and terms of mortgages receivable transactions. Your response should also include, but not be limited to, how mortgages receivables are accounted for within your consolidated financial statements and the parties that are involved in these types of transactions. Also, to the extent you enter into such transactions in the future and if considered material, we believe you should provide related discussion and analysis in the liquidity and capital resource section of your MD&A.
We may have further comment upon receipt of your response.

5. We note that you present "Expenses from sale of property held for sale" as a cash outflow item of $153,000 within investing activities as of December 29, 2004. However, it is unclear from your notes to financial statements or disclosures within the liquidity and capital resource section of your MD&A, the nature of these amounts and why they are classified as an investing activity. In this regard, please explain in detail the nature, facts and circumstances of this item and why you believe classifying these expenses as an investing activity pursuant to paragraph 15 and 17 of SFAS 95 is appropriate.
We may have further comment upon receipt of your response.

Summary of Significant Accounting Policies
- Securities Sold, Note Yet Purchased, page 21

6. Please tell us and revise your notes to explain in further detail how you account for short-selling transactions within your financial statements. Explain how you evaluate the risks and rewards in determining when to enter into a short-selling arrangement and your policy for assessing when to satisfy your obligation to purchase securities on those borrowed in such short-selling transactions. We may have further comment upon receipt of your response.

Note 4 - Asset Impairment Charges, page 25

7. Please revise future filings to include all disclosures as required under paragraphs 26 and 47 of SFAS No. 144 as applicable. Your revised disclosure should include a description of the impaired long-lived asset (asset group) and the facts and circumstances leading to the impairment, and the method or methods for determining the fair value. Please provide us with your proposed revised disclosure.


Note 9 - Income Taxes, page 29

8. Please tell us and revise future filings to explain in further detail the nature of the $409,200 amount described as "adjusted book to tax accrual" in the reconciliation of your income taxes at the statutory tax rate to that reflected in your 2004 statement of operations. We may have further comment upon receipt of your response.

Note 10 - Common Shareholders` Equity

- Earnings per share, page 30

9. Please revise future filings to disclose the number of shares issuable upon exercise of outstanding stock options and conversion of preferred stock that could potentially dilute basic EPS in the future which were excluded in the computation of diluted EPS for the various periods presented as their effect would have been antidilutive. Refer to paragraph 40(c) of SFAS No. 128.

- Stock Options, page 31

10. We note that you disclose the weighted average fair value of options granted during fiscal 2004 and 2002 was $.01 and $.01, respectively. However, it does not appear the appropriate information required under paragraph 47(b) of SFAS No. 123 has been disclosed. It appears the weighted-average exercise price of the stock options granted during the year rather than the weight-average grant-date fair value has been reported for each of the periods presented. Please revise future filings to correct this disclosure error.

- Preferred Stock, page 32

11. We note that the holders of the Series A cumulative convertible preferred stock have the right to convert the liquidation preference of $25 per share of preferred stock into shares of the Company`s common stock at a conversion price of $.90 per share. In this regard, please tell us whether the conversion price represents a beneficial conversion feature as defined in EITF No. 98-5. If so, tell us how you valued and accounted for the beneficial conversion feature and further, how your treatment complies with the guidance outlined EITF No. 98-5. If the conversion price does not represent a beneficial conversion feature, provide us with the reason(s) as to why and the market value of your common stock on the date the preferred shares were issued. We may have further comment upon receipt of your response.


Note 13 - Quarterly Consolidated Financial Data (Unaudited), page
35

12. We note the disclosure in Note 13 indicating that the Company increased its workers compensation liability by $274,000 during the quarter ended December 31, 2003 and by $199,000 during the quarter ended December 29, 2004. Please tell us in further detail why these adjustments to your workers` compensation liability did not occur until the fourth quarter of these fiscal years. If you review and analyze your worker`s compensation reserves on only an annual basis, please explain why you believe this treatment is appropriate given your quarterly reporting obligations. We may have further comment upon receipt of your response.

Note 15 - Subsequent Events

- Unaudited Pro Forma Financial Statement

13. Please note that pro forma financial statements should generally be preceded by an introductory paragraph which describes (a) each transaction for which pro forma effects are presented, (b) the entities involved, (c) the periods presented and (d) an explanation of what the pro forma presentation shows. Further, pro forma adjustments must be factually supportable, directly attributable to the transaction and must have a continuing impact on the Company`s results of operations. Also, assumptions involved in determining the pro forma adjustments should be clearly explained in the footnotes.
Refer to the requirements of Article 11 of Regulation S-X. Please confirm that you will comply with the requirements of Article 11 of
Regulation S-X to the extent you disclose pro forma information in future filings.

14. Reference is made to pro forma adjustment (A).  We note that you
have netted together several pro forma adjustments which effect cash
and cash equivalents. Generally, adjustments should be presented gross rather than net on the face of pro forma statements or alternatively, the components of the adjustments are broken down in sufficient detail in the notes to the pro forma statements to arrive
at the netted pro forma adjustment amount. In this regard, please explain in detail how you arrive at the pro forma adjustment of $25,522,600 as it relates to cash and cash equivalents since it is unclear based on your current footnote disclosure. Further, please tell us supplementally the type and amount of costs comprising the $600,000 in closing costs that you expect to incur as a result of the proposed transaction.  Your response should include the
calculation
of how you arrive at the pro forma adjustment of $600,000 and basis
for the amounts included in the adjustment.  Also, tell us the amount
of the total gain recognized on the sale and explain how it was calculated. Also, if a gain was recognized as a result of the $4.0 million note received, please explain why you believe recognition of this potion of the gain is appropriate. We may have further comment upon receipt of your response.

15. Reference is made to pro forma adjustments (C) and (E). Please explain how you arrive at the pro forma adjustments for estimated income tax liability and interest expense of $1,163,000 and $1,566,000, respectively. Supplementally provide us with the computations for each adjustment, the assumptions involved in calculating the pro forma adjustments and basis supporting the amounts included in the adjustments.

16. Please tell us in further detail the nature of the "deferred gains" associated with certain restaurants that were recognized as a result of the sale transaction. As part of your response, please tell us the nature and timing of the transactions that originally generated these deferred gains.

Other

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.




* * * * *


You may contact Jean Yu at (202) 551-3305 or Linda Cvrkel, Branch
Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

								Sincerely,


								Linda Cvrkel
								Branch Chief
??

??

??

??

Stephen C. Travis
EACO Corporation
April 28, 2005
Page 1